Exhibit 99.1

Thomson Reuters Announces Voting Results for Election of Directors

Toronto, June 5, 2025 – Thomson Reuters (TSX/Nasdaq: TRI) today announced the voting results for the election of the company’s Board of Directors at its annual meeting of shareholders held in-person yesterday.

All 14 nominees were elected to the Thomson Reuters Board of Directors. Michael Friisdahl and Paul Sagan are newly elected directors. Each director elected will continue to hold office until Thomson Reuters’ next annual meeting of shareholders, or until the director resigns or a successor is elected or appointed. The voting results for directors were as follows:

Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld

David Thomson	400,647,074	97.41%	10,667,565	2.59%

Steve Hasker	409,840,360	99.64%	1,474,279	0.36%

Kirk E. Arnold	409,764,007	99.62%	1,550,632	0.38%

LaVerne Council	410,867,288	99.89%	447,613	0.11%

Michael E. Daniels	407,239,016	99.01%	4,075,885	0.99%

Michael Friisdahl	403,802,413	98.17%	7,512,487	1.83%

Kirk Koenigsbauer	410,629,842	99.83%	685,058	0.17%

Deanna Oppenheimer	409,747,614	99.62%	1,567,286	0.38%

Simon Paris	409,135,343	99.47%	2,179,558	0.53%

Kim M. Rivera	410,920,268	99.90%	394,633	0.10%

Paul Sagan	403,770,417	98.17%	7,544,483	1.83%

Barry Salzberg	409,393,989	99.53%	1,920,911	0.47%

Peter J. Thomson	390,639,666	94.97%	20,675,235	5.03%

Beth Wilson	410,924,572	99.91%	390,329	0.09%

For the other items of business at the annual meeting, shareholders re-appointed PricewaterhouseCoopers LLP as the company’s auditor, approved an advisory resolution on executive compensation and did not approve the shareholder proposal set out in the management proxy circular. A final report on voting results has been filed with the Canadian securities regulatory authorities and furnished to the U.S. Securities and Exchange Commission.

Thomson Reuters

Thomson Reuters (TSX/Nasdaq: TRI) informs the way forward by bringing together the trusted content and technology that people and organizations need to make the right decisions. The company serves professionals across legal, tax, accounting, compliance, government, and media. Its products combine highly specialized software and insights to empower professionals with the data, intelligence, and solutions needed to make informed decisions, and to help institutions in their pursuit of justice, truth, and transparency. Reuters, part of Thomson Reuters, is a world-leading provider of trusted journalism and news. For more information, visit tr.com.

CONTACTS

MEDIA Gehna Singh Kareckas Senior Director, Corporate Affairs +1 613 979 4272 gehna.singhkareckas@thomsonreuters.com	INVESTORS Gary E. Bisbee, CFA Head of Investor Relations +1 646 540 3249 gary.bisbee@thomsonreuters.com

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